UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

Giant Interactive Group Inc.

(Name of the Issuer)

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Yuzhu Shi

Union Sky Holding Group Limited

Vogel Holding Group Limited

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

Hony Capital Fund V, L.P.

Rich Noble Enterprises Limited

CDH WM Giant Fund L.P.

CDH Journey Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0000002 per share

American Depositary Shares, each representing one Ordinary Share

(Title of Class of Securities)

3745111031

(CUSIP Number)

Yuzhu Shi

Giant Group Holdings Limited

Giant Investment Limited

Giant Merger Limited

Union Sky Holding Group Limited

Vogel Holding Group Limited

12/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233,

People’s Republic of China

Telephone: +86 21 3397 9999

Jazy Zhang Giant Interactive Group Inc. 12/F, No. 3 Building, 700 Yishan Road Shanghai, 200233, People’s Republic of China Telephone: +86 21 3397 9999

Mark Beckett

The Baring Asia Private Equity Fund V, L.P.

Baring Private Equity Asia V Holding (12) Limited

1 Raffles Place

#29-02 One Raffles Place

Singapore 048616

Telephone: +65 6593 3710

CDH WM Giant Fund, L.P.

CDH Journey Limited

1503, Level 15, International Commerce Centre

1 Austin Road West

Kowloon, Hong Kong

Telephone: +852 3518 8000

Yonggang Cao Hony Capital Fund V, L.P. Rich Noble Enterprises Limited Suite 2701, One Exchange Square Central, Hong Kong Telephone: +852 3961 9700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Weiheng Chen, Esq. Zhan Chen, Esq. Wilson Sonsini Goodrich & Rosati Unit 1001, 10/F, Henley Building 5 Queen’s Road Central Hong Kong Telephone: +852 3972 4955	Akiko Mikumo, Esq. Weil, Gotshal & Manges LLP 29/F, Alexandra House 18 Chater Road, Central Hong Kong Telephone: +852 3476 9000

Julia Gao, Esq. Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Telephone: +86 (10) 6535 5577	Gordon K. Davidson, Esq. David K. Michaels, Esq. Eva H. Wang, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 United States of America Telephone: +001 (650) 988 8500

Portia Ku, Esq. O’Melveny & Myers LLP 2765 Sand Hill Rd. Menlo Park, California 94025 United States of America Telephone: +001 (650) 473 2630	David T. Zhang, Esq. Kirkland & Ellis 26th Floor, Gloucester Tower, The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300

This statement is filed in connection with (check the appropriate box):

a	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b	☐	The filing of a registration statement under the Securities Act of 1933.

c	☐	A tender offer

d	☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$2,153,101,189.50	$277,319.44

*	Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of $12.00 for 169,059,450 issued and outstanding ordinary shares of the issuer (including shares represented by the American depositary shares) subject to the transaction plus (b) the product of 660,150 ordinary shares issuable under all outstanding and unexercised options multiplied by $7.93 per share (which is the difference between $12.00 per share merger consideration and the weighted average exercise price of $4.07 per share plus (c) the product of 9,929,400 shares of company restricted stock multiplied by $12.00 per share ((a), (b) and (c) together, the “Transaction Valuation”))

**	The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2014, was calculated by multiplying the Transaction Valuation by 0.0001288.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Filed:

[1]	This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing one ordinary share.

INTRODUCTION

This Amendment No. 3 to the Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto, as amended (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) Giant Interactive Group Inc., a Cayman Islands company (the “Company”), the issuer of the ordinary shares, par value US$0.0000002 per share (each, a “Share”), including the Shares represented by the American depositary shares (“ADSs”), each representing one Share, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) Mr. Yuzhu Shi, the chairman of the board of directors the Company (“Mr. Shi”); (c) Giant Group Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Holdco”); (d) Giant Investment Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”); (e) Giant Merger Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”); (f) Union Sky Holding Group Limited, a British Virgin Islands business company with limited liability wholly owned by Mr. Shi (“Union Sky”); (g) Vogel Holding Group Limited, a British Virgin Islands business company with limited liability controlled by Mr. Shi (“Vogel” and, together with Mr. Shi and Union Sky, the “Founder Parties”); (h) The Baring Asia Private Equity Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Baring LP”); (i) Baring Private Equity Asia V Holding (12) Limited, a British Virgin Islands business company with limited liability controlled by Baring LP (“Baring SPV” and, together with Baring LP, “Baring”); (j) Hony Capital Fund V, L.P., a limited partnership organized and existing under the laws of the Cayman Islands (“Hony Fund V”); (k) Rich Noble Enterprises Limited, a British Virgin Islands business company with limited liability wholly owned by Hony Fund V (“Hony SPV” and, together with Hony Fund V, “Hony”); (l) CDH WM Giant Fund, L.P., a limited partnership organized and existing under the laws of Cayman Islands (the “CDH Fund”); and (m) CDH Journey Limited, a Cayman Islands company with limited liability wholly owned by CDH Fund (“CDH SPV” and, together with CDH Fund, “CDH”).

On March 17, 2014, Parent, Merger Sub and the Company entered into the Agreement and Plan of Merger, which was amended by Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014 (as so amended and as may be further amended from time to time, the “Merger Agreement”). The Merger Agreement provides for the merger of Merger Sub with and into the Company (the “Merger”), with the Company continuing as the surviving corporation after the Merger as a wholly owned subsidiary of Parent. Holdco is the sole shareholder of Parent. At the effective time of the Merger (the “Effective Time”), Holdco will be beneficially owned by the Founder Parties, Baring, Hony and CDH.

If the Merger is completed, each Share issued and outstanding immediately prior to the Effective Time will be cancelled and cease to exist and will be converted into and exchanged for the right to receive US$12.00 and each issued and outstanding ADS will represent the right to surrender one ADS in exchange for US$12.00 (less US$0.05 per ADS cancellation fees), in each case, in cash, without interest and net of any applicable withholding taxes. Notwithstanding the foregoing, if the Merger is completed, the following Shares (including Shares represented by ADSs) will be cancelled and cease to exist at the Effective Time but will not be converted into the right to receive the consideration described in the immediately preceding sentence:

(a)	up to 59,890,972 Shares held by Union Sky, 11,800,000 Shares held by Baring SPV and the Shares held by Parent, the Company or any of their subsidiaries immediately prior to the Effective Time, which will be cancelled without payment of any consideration or distribution therefor;

(b)	Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) (the “Cayman Islands Companies Law”), which will be cancelled and will entitle the former holders thereof to receive the fair value thereon in accordance with such holder’s dissenters’ rights under the Cayman Islands Companies Law; and

(c)	37,500,000 Shares held by Union Sky immediately prior to the Effective Time, which will be cancelled in exchange for Union Sky’s right to receive a promissory note to be issued by the Company as surviving company in the Merger to Union Sky in principal amount of US$450,000,000, which is equal to the product of (i) 37,500,000 and (ii) US$12.00, which note will bear simple interest at two percent per annum.

In addition to the foregoing, at the Effective Time, (i) each option to purchase Shares granted under the Company’s 2007 Performance Incentive Plan and the Employee Share Option Scheme (collectively, the “Share Incentive Plans”) that is issued and outstanding immediately prior to the Effective Time, whether vested or unvested, will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no more than five business days after the Effective Time), an amount equal to the product of (a) the total number of Shares issuable under such option immediately prior to the Effective Time multiplied by (b) the excess of US$12.00 over the exercise price payable per Share under such option, in cash, without interest and net of any applicable withholding taxes, and (ii) each restricted Share awarded under the Share Incentive Plans that is issued and outstanding (and with respect to which the restrictions have not lapsed) immediately prior to the Effective Time will be cancelled and converted into the right to receive, as soon as practicable after the Effective Time (and in any event no more than five business days after the Effective Time), an amount equal to US$12.00, in cash, without interest and net of any applicable withholding taxes.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite approval of the shareholders of the Company. The Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands in connection with the Merger (the “Plan of Merger”) and the transactions contemplated by the Merger Agreement and the Plan of Merger (collectively, the “Transactions”), including the Merger, must be authorized and approved by a special resolution representing an affirmative vote of shareholders representing two-thirds or more of the Shares (including Shares represented by ADSs) present and voting in person or by proxy as a single class at the extraordinary general meeting of the Company’s shareholders held in accordance with its memorandum and articles of association.

The Company will make available to its shareholders a proxy statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)(1) to this Transaction Statement), relating to the extraordinary general meeting of the Company’s shareholders, at which the Company’s shareholders will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement shall have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person and no Filing Person has produced any disclosure with respect to any other Filing Person.

Item 1	Summary of Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—The Parties Involved in the Merger”

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Shares and ADSs Entitled to Vote”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters”

(e)	Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 3	Identity and Background of Filing Persons

(a)	Name and Address. Giant Interactive Group Inc. is the subject company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex G—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex G—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex G—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)-(1)	Material Terms—Tender Offers. Not applicable.

(a)-(2)	Material Terms—Merger or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Union Sky Delayed Payment”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex E—Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised) – Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility of Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related-Party Transactions”

•	“Transactions in Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(d)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Merger Agreement”

•	“Transactions in Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger Agreement”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Purposes of and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Purposes of and Reasons for the Merger”

•	“Special Factors—Effects of the Merger on the Company”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Effects of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Income Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Opinion of Morgan Stanley Asia Limited, One of the Special Committee’s Financial Advisors”

•	“Summary Term Sheet— Opinion of Duff & Phelps, LLC (“Duff & Phelps”), One of the Special Committee’s Financial Advisors”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisors”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex C—Opinion of Morgan Stanley Asia Limited as Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Approve the Merger Agreement and the Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisors”

•	“Annex C—Opinion of Morgan Stanley Asia Limited as Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, LLC as Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)	Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinions of the Special Committee’s Financial Advisors”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinions of the Special Committee’s Financial Advisors”

•	“Annex C—Opinion of Morgan Stanley Asia Limited as Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Opinions of the Special Committee’s Financial Advisors”

•	“Annex C—Opinion of Morgan Stanley Asia Limited as Financial Advisor”

•	“Annex D—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares and ADSs or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement”

•	“Annex A—Agreement and Plan of Merger and Amendment No.1 to the Agreement and Plan of Merger”

•	“Annex B—Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transactions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Support Agreement”

•	“Special Factors—Voting by the Buyer Group at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Board”

•	“Summary Term Sheet—Position of the Buyer Group as to Fairness”

•	“Summary Term Sheet—Support Agreement”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Support Agreement”

•	“The Extraordinary General Meeting—the Board’s Recommendation”

Item 13	Financial Statements

(a)	Financial Information. The audited financial statements of the Company for the two years ended December 31, 2012 and 2013 are incorporated herein by reference to the Company’s Form 20-F for the year ended December 31, 2013, originally filed on April 29, 2014 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Financial Information”

•	“Where You Can Find More Information”

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex G—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(b)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Proxy Statement of the Company, dated June 16, 2014 (the “Proxy Statement”).

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated March 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 17, 2014.

(b)-(1)	Debt Commitment Letter, by and among Giant Merger Limited, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(2)	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(3)	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(4)	Support Agreement, by and among Giant Investment Limited, Giant Group Holdings Limited, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.11 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(5)	Consortium Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated November 25, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(6)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated November 25, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(7)	Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.12 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(8)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(9)	Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.14 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(10)	Limited Guarantee of Union Sky Holding Group Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.15 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(11)	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(12)	Limited Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.17 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(13)**	Adherence Agreement of Rich Noble Enterprises Limited to the Consortium Agreement, dated January 12, 2014.

(b)-(14)	Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Wealth Management Company Limited (“CDH Advisor”), dated April 25, 2014, incorporated herein by reference to Exhibit 7.18 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on April 28, 2014.

(b)-(15)**	Amended and Restated Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated May 12, 2014.

(b)-(16)***	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(17)***	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(18)***	Equity Commitment Letter, by and between CDH WM Giant Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(19)***	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014.

(b)-(20)***	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014.

(b)-(21)***	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014.

(b)-(22)***	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014.

(b)-(23)***	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014.

(b)-(24)***	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014.

(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated March 16, 2014, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Opinion of Duff & Phelps, LLC, dated March 16, 2014, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(3)*	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated December 31, 2013.

(c)-(4)*	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 16, 2014.

(c)-(5)*	Fairness Analysis presented to the special committee of the board of directors of the Company by Duff & Phelps, LLC, dated March 16, 2014.

(c)-(6)***	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 13, 2014.

(d)-(1)	Agreement and Plan of Merger, dated as of March 17, 2014, among the Company, Parent and Merger Sub and Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on April 2, 2014.
**	Previously filed on May 12, 2014.
***	Previously filed on June 9, 2014.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 16, 2014

Giant Interactive Group Inc.

By	/s/ Peter Andrew Schloss
Name:	Peter Andrew Schloss
Title:	Director, Chairman of the Special Committee

Giant Group Holdings Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Investment Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Giant Merger Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Yuzhu Shi

/s/ Yuzhu Shi
Yuzhu Shi

Union Sky Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

Vogel Holding Group Limited

By	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director

The Baring Asia Private Equity Fund V, L.P.

By:	Baring Private Equity Asia GP V, L.P. acting as its general partner

By:	Baring Private Equity Asia GP V Limited acting as its general partner

By	/s/ Christian Wang Yuen
Name:	Christian Wang Yuen
Title:	Director

By	/s/ Ramesh Awatarsing
Name:	Ramesh Awatarsing
Title:	Director

Baring Private Equity Asia V Holding (12) Limited

By	/s/ Mark Beckett
Name:	Mark Beckett
Title:	Director

Hony Capital Fund V, L.P.
Acting by its sole general partner
Hony Capital Fund V GP, L.P.

Acting by its sole general partner
Hony Capital Fund V GP Limited

By	/s/ Zhao John Huan
Name:	Zhao John Huan
Title:	Authorized Signatory

Rich Noble Enterprises Limited

By	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Director

CDH WM Giant Fund, L.P.

By:	Sino Giant Holdings Limited L.P. acting as its general partner

By	/s/ Wei Ying
Name:	Wei Ying
Title:	Director

CDH Journey Limited

By	/s/ Lilian Xu
Name:	Lilian Xu
Title:	Director

EXHIBIT INDEX

(a)-(1)	Proxy Statement.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Depositary’s Notice, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Form of ADS Voting Instruction Card, incorporated herein by reference to the Proxy Statement.

(a)-(6)	Press Release issued by the Company, dated March 16, 2014, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 17, 2014.

(b)-(1)	Debt Commitment Letter, by and among Giant Merger Limited, the Mandated Lead Arrangers and the Underwriters, dated March 17, 2014, incorporated herein by reference to Exhibit 7.08 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(2)	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.09 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(3)	Equity Commitment Letter, by and between Hony Capital Fund V, L.P. and Giant Group Holdings Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.10 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(4)	Support Agreement, by and among Giant Investment Limited, Giant Group Holdings Limited, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.11 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(5)	Consortium Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited and Baring Private Equity Asia V Holding (12) Limited, dated November 25, 2013, incorporated herein by reference to Exhibit 7.03 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(6)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated November 25, 2013, incorporated herein by reference to Exhibit 7.04 to Schedule 13D filed with the SEC by the Founder Parties on November 26, 2013.

(b)-(7)	Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.12 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(8)	Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.13 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(9)	Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.14 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(10)	Limited Guarantee of Union Sky Holding Group Limited, dated March 17, 2014, incorporated herein by reference to Exhibit 7.15 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(11)	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.16 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(12)	Limited Guarantee of Hony Capital Fund V, L.P., dated March 17, 2014, incorporated herein by reference to Exhibit 7.17 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on March 18, 2014.

(b)-(13)**	Adherence Agreement of Rich Noble Enterprises Limited to the Consortium Agreement, dated January 12, 2014.

(b)-(14)	Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated April 25, 2014, incorporated herein by reference to Exhibit 7.18 to Schedule 13D, as amended, filed with the SEC by the Founder Parties on April 28, 2014.

(b)-(15)**	Amended and Restated Equity Commitment Agreement, by and among Holdco, Union Sky, Baring LP, Hony Fund V and CDH Advisor, dated May 12, 2014.

(b)-(16)***	Equity Commitment Letter, by and between The Baring Asia Private Equity Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(17)***	Equity Commitment Letter, by and between Hony Capital Fund, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(18)***	Equity Commitment Letter, by and between CDH WM Giant Fund V, L.P. and Giant Group Holdings Limited, dated June 6, 2014.

(b)-(19)***	Amended and Restated Interim Investors Agreement, by and among Mr. Shi Yuzhu, Union Sky Holding Group Limited, Vogel Holding Group Limited, Baring Private Equity Asia V Holding (12) Limited, Rich Noble Enterprises Limited, CDH Journey Limited, Giant Group Holdings Limited, Giant Investment Limited and Giant Merger Limited, dated June 6, 2014.

(b)-(20)***	Limited Guarantee of Union Sky Holding Group Limited, dated June 6, 2014.

(b)-(21)***	Limited Guarantee of The Baring Asia Private Equity Fund V, L.P., dated June 6, 2014.

(b)-(22)***	Limited Guarantee of Hony Capital Fund V, L.P., dated June 6, 2014.

(b)-(23)***	Limited Guarantee of CDH WM Giant Fund, L.P., dated June 6, 2014.

(b)-(24)***	Adherence Agreement of CDH Journey Limited to the Consortium Agreement, dated June 6, 2014.

(c)-(1)	Opinion of Morgan Stanley Asia Limited, dated March 16, 2014, incorporated herein by reference to Annex C to the Proxy Statement.

(c)-(2)	Opinion of Duff & Phelps, LLC, dated March 16, 2014, incorporated herein by reference to Annex D to the Proxy Statement.

(c)-(3)*	Discussion Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated December 31, 2013.

(c)-(4)*	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 16, 2014.

(c)-(5)*	Fairness Analysis presented to the special committee of the board of directors of the Company by Duff & Phelps, LLC, dated March 16, 2014.

(c)-(6)***	Special Committee Materials prepared by Morgan Stanley Asia Limited for discussion with the special committee of the board of directors of the Company, dated March 13, 2014.

(d)-(1)	Agreement and Plan of Merger, dated as of March 17, 2014, among the Company, Parent and Merger Sub and Amendment No.1 to the Agreement and Plan of Merger, dated as of May 12, 2014, incorporated herein by reference to Annex A to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the Proxy Statement.

(g)	Not applicable.

*	Previously filed on April 2, 2014.
**	Previously filed on May 12, 2014.

***Previously filed on June 9, 2014.